FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS WELCOMES DR. HELEN TAYTON-MARTIN TO ITS
BOARD OF DIRECTORS

TORONTO, Oct. 11, 2017 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, announced today that Dr. Helen Tayton-Martin has been appointed to its board of directors.

Dr. Tayton-Martin, Chief Business Officer at Adaptimmune, has over 25 years of experience working within the pharma, biotech and consulting environment in disciplines across preclinical and clinical development, outsourcing, strategic planning, due diligence and business development. She co-founded Adaptimmune from the former company, Avidex Limited, where she had been responsible for commercial development of the soluble TCR program in cancer and HIV therapy from 2005 to 2008. Dr. Tayton-Martin transitioned to become Adaptimmune's Chief Business Officer in March 2017, having served as its Chief Operating Officer since 2008, a role in which she oversaw the transition of all operations in the company from 5 to 300 staff, through transatlantic growth, multiple clinical, academic and commercial collaborations and private and public financing through to its NASDAQ IPO.

Today, Dr. Tayton-Martin is responsible for optimizing the strategic and commercial opportunity for Adaptimmune’s assets, leading business development and commercial activities. Her role encompasses all aspects of pipeline and technology assessment, strategic portfolio analysis, integrated program management and commercial planning and partnerships, including the company’s strategic partnership with GSK. Dr. Tayton-Martin holds a Ph.D. in molecular immunology from the University of Bristol, U.K. and an MBA from London Business School.

“We welcome Dr. Tayton-Martin to the Board of Trillium Therapeutics,” said Dr. Calvin Stiller, Trillium’s Chair. “Helen’s experience and involvement with a wide variety of operational and strategic activities in a rapidly growing life sciences company makes her addition to our board very opportune.”

About Trillium Therapeutics

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, TTI-621, is a SIRPaFc fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating intravenous dosing of SIRPaFc in patients with advanced cancer is ongoing, and a second Phase 1 trial evaluating direct intratumoral injections is underway in solid tumors and mycosis fungoides (NCT02890368). TTI-622 is an IgG4 SIRPaFc protein, which is primarily being developed for combination therapy. An IND filing is targeted for 2H/17. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available epidermal growth factor receptor antagonist with increased uptake and retention in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

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Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com